As filed with the Securities and Exchange Commission on May 11, 2012

Registration No. 333-________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Peoples Bancorp of North Carolina, Inc.
(Exact Name of Registrant as Specified in Its Charter)

North Carolina (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	56-2132396 (I.R.S. Employer Identification Number)

518 West C Street
Newton, North Carolina  28658
(828) 464-5620
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Tony W. Wolfe
Peoples Bancorp of North Carolina, Inc.
518 West C Street
Newton, North Carolina  28658
(828) 464-5620
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Agent for Service)

Copies to:
Randall A. Underwood
Iain MacSween
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
230 North Elm Street, Suite 1900
Greensboro, North Carolina  27401
Telephone:  (336) 373-8850
Facsimile:  (336) 232-9192

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Fixed Rate Cumulative Perpetual Preferred Stock, Series A Warrant to Purchase Common Stock; and underlying shares of Common Stock Total	25,054 357,234(3) ---	$1,000(1) (2) $10.52(4) ---	$25,054,000.00 $3,758,101.68 $28,812,101.68	$2,871.20 $430.68 $3,301.88
_____________________
(1)
Represents the liquidation preference amount per share of the preferred stock being registered for resale, which the registrant sold to the United States Department of the Treasury (“Treasury”) pursuant to Treasury’s Troubled Asset Relief Program Capital Purchase Program.

(2)	Estimated in accordance with Rule 457(a).
(3)
In addition, there are being registered hereunder (a) a Warrant (“Warrant”) for the purchase of 357,234 shares of Common Stock with a per share exercise price of $10.52 per share, (b) the 357,234 shares of Common Stock issuable upon exercise of such Warrant and (c) such additional number of shares of Common Stock, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain anti-dilution provisions set forth in such Warrant, which shares of Common Stock are registered hereunder pursuant to Rule 416.

(4)
Represents the exercise price applicable to each share of Common Stock for which the Warrant may be exercised. Calculated in accordance with Rules 457(c) and (i) with respect to the per share exercise price under the Warrant of $10.52.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling securityholders may sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities has been declared “effective” by the Securities and Exchange Commission. This prospectus is not an offer to sell these securities and neither we nor the selling securityholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 11th, 2012

PROSPECTUS

25,054 SHARES OF FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A
LIQUIDATION PREFERENCE AMOUNT $1,000 PER SHARE

357,234 SHARES OF COMMON STOCK AND A WARRANT TO PURCHASE SUCH SHARES

This prospectus relates to the potential resale from time to time by selling securityholders of 25,054 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), liquidation preference amount $1,000 per share, a warrant to purchase 357,234 shares of our Common Stock (the “Warrant”), and any shares of our Common Stock issuable from time to time upon exercise of the Warrant. In this prospectus, we sometimes refer to the shares of Series A Preferred Stock as the “Preferred Shares,” and along with the Warrant and the shares of Common Stock issuable upon exercise of the Warrant, collectively as the “securities”. We issued the Preferred Shares and the Warrant to the United States Department of the Treasury (“Treasury”) on December 23, 2008, as part of Treasury’s Troubled Asset Relief Program Capital Purchase Program (the “CPP”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Dividends on the Preferred Shares are payable quarterly in arrears on each February 15, May 15, August 15 and November 15. The initial dividend rate is 5% per annum for the first five years, and will increase to 9% per annum on and after February 15, 2014 if not otherwise redeemed earlier by us. We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for cash, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends up to but excluding the date of redemption.

The initial selling securityholder and its successors, including transferees, to which we collectively refer as the selling shareholders, may offer the Preferred Shares and/or the Warrant from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices, at negotiated prices or at prices determined by auction or by other methods.  If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions. We will not receive any proceeds from the sale of securities by the selling securityholders.

Neither the Preferred Shares nor the Warrant are listed on any exchange. Unless requested by the initial selling stockholder, we do not intend to list the Preferred Shares on any exchange. We do not intend to list the Warrant on any exchange. Our Common Stock is traded on the NASDAQ Global Market under the symbol “PEBK.” On May 10, 2012, the last reported sale price of our Common Stock on the NASDAQ Global Market was $8.10 per share. You are urged to obtain a current market quotation of our Common Stock.

Investing in the securities involves risks. You should read the “Risk Factors” section beginning on page 6 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2011 before making a decision to invest in the securities.

None of the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”), any state securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits, or other obligations of any bank and are not insured by the FDIC or any other governmental agency.

The date of this prospectus is _____________, 2012

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2

FORWARD-LOOKING STATEMENTS	2

WHERE YOU CAN FIND MORE INFORMATION	2

INCORPORATION BY REFERENCE	3

SUMMARY	3
The Company	4
Securities Being Offered	4
Summary Consolidated Financial Data	4

RISK FACTORS	6
Risks Related to an Investment in the Preferred Shares	6

USE OF PROCEEDS	9

DESCRIPTION OF PREFERRED SHARES	9
General	9
Dividends	9
Liquidation Rights	10
Redemption and Repurchases; Sinking Fund	11
No Conversion Rights	11
Voting Rights	11

DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK	13
Shares of Common Stock Subject to the Warrant	13
Exercise of the Warrant	13
Rights as a Shareholder	14
Transferability	14
Voting of Warrant Shares	14
Adjustments to the Warrant	14

DESCRIPTION OF COMMON STOCK	14
General	15
Pre-emptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision	15
Voting Rights	15
Liquidation Rights	15
Dividend Rights	15
Transfer Agent and Registrar	16

CERTAIN RESTRICTIONS HAVING POTENTIAL ANTI-TAKEOVER EFFECT	16
Board of Directors	16
Cumulative Voting	16
Special Meetings	16
Preemptive Rights	16
Capital Stock	16
Director Nominations	17
Supermajority Voting Provisions	17
Change in Control Regulations	17

PLAN OF DISTRIBUTION	17

SELLING SECURITYHOLDER	19

LEGAL MATTERS	19

EXPERTS	19

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, the selling securityholders may, from time to time, sell in one or more offerings, the securities described in this prospectus.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. We urge you to read both this prospectus and, if applicable, any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference” on pages 2 and 3 in this prospectus.

In this prospectus, we frequently use the terms “we,” “us,” and “ours” to refer to Peoples Bancorp of North Carolina, Inc. (“Peoples” or the “Company”) and its subsidiaries.

You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of such documents. Neither the delivery of this prospectus or any applicable prospectus supplement nor any distribution of securities pursuant to such documents creates any implication, under any circumstances, that there has been no change in the information set forth in this prospectus or any applicable prospectus supplement or in our affairs since the date of this prospectus or any applicable prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus includes, and any accompanying prospectus supplement and documents incorporated by reference may contain, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “predict,” “pro-forma,” “project,” “seek,” “should,” “will” and other similar words and expressions of future intent.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, (1) competition in the markets we serve, (2) changes in the interest rate environment, (3) general national, regional or local economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and the possible impairment of collectibility of loans, (4) legislative or regulatory changes, including changes in accounting standards, (5) significant changes in the federal and state legal and regulatory environments and tax laws, (6) the impact of changes in monetary and fiscal policies, laws, rules and regulations and (7) other risks and factors identified in other filings with the SEC, including but not limited to those described in our Annual Report on Form 10-K for the year ended December 31, 2011.

We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements. Further information on other factors that could affect us is included in the SEC filings incorporated by reference in this prospectus. See also “Risk Factors” contained herein and therein.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as

required of a U.S. listed company. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or on our website at www.peoplesbanknc.com under “Investor Relations.” Except for these incorporated documents, information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus.

This prospectus is part of a registration statement filed with the SEC and does not contain all of the information included in the registration statement. For a more complete understanding of this offering, you should refer to the complete registration statement, including exhibits, on Form S-1 that may be obtained as described above. Whenever a reference is made in this prospectus or any prospectus supplement to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 27, 2012;
•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2012, filed with the SEC on May 3, 2012;
•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 2, 2012; and
•	Our Current Reports on Form 8-K filed with the SEC on January 30, 2012, April 23, 2012 and May 7, 2012.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in a later document or in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these incorporated documents at no cost, by contacting our Corporate Treasurer, A. Joseph Lampron, Jr. at jlampron@peoplesbanknc.com, or at the following address or telephone number: Peoples Bancorp of North Carolina, Inc., 518 West C Street, Newton, North Carolina 28658, telephone: (828) 464-5620.

These incorporated documents may also be available on our website at www. peoplesbanknc.com. Except for these incorporated documents, information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus.

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision to purchase the securities. You should carefully read this entire prospectus, as well as the information incorporated by reference herein and therein, before deciding whether to invest in the securities. You should carefully consider the sections entitled “Risk Factors” in this prospectus and the documents incorporated by reference herein and therein to determine whether an investment in the securities is appropriate for you.

The Company

Peoples Bancorp of North Carolina, Inc. is a registered bank holding company incorporated under the laws of North Carolina, and headquartered in Newton, North Carolina. Formed in 1999 to serve as the holding company for Peoples Bank, our principal source of income is dividends received from Peoples Bank. The bank, formed in 1912, is a North Carolina chartered commercial bank that serves the Catawba Valley and surrounding communities through 22 banking offices, including four offices focused on serving the Latino population under the name Banco de la Gente.

As of March 31, 2012, we had total consolidated assets of $1.1 billion, net loans of $641.7 million, deposits of $807.8 million, investment securities of $305.5 million, and shareholders’ equity of $104.4 million.

Our Common Stock is listed on the NASDAQ Global Market under the symbol “PEBK.” Our principal executive offices are located at 518 West C Street, Newton, North Carolina 28658. Our telephone number is (828) 464-5620. Our website is www.peoplesbanknc.com. Except for documents expressly incorporated herein, information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference into, this prospectus.

Additional information about us can be found in our Annual Report on Form 10-K for the year ended December 31, 2011 and other documents we have filed with the SEC that are incorporated herein by reference. See “Where You Can Find More Information” and “Incorporation by Reference.”

Securities Being Offered

On December 23, 2008, pursuant to the Treasury’s Troubled Asset Relief Program Capital Purchase Program, we sold to the Treasury 25,054 shares of our Series A Preferred Stock, liquidation preference amount $1,000 per share, for an aggregate purchase price of $25,054,000, and concurrently issued to the Treasury a ten-year Warrant to purchase up to 357,234 shares of our Common Stock at an exercise price of $10.52 per share. The issuance of the Series A Preferred Stock and the Warrant were completed in a private placement to the Treasury exempt from the registration requirements of the Securities Act. We were required under the terms of the related Securities Purchase Agreement between us and the Treasury to register for resale the shares of the Series A Preferred Stock, the Warrant and the shares of our Common Stock underlying the Warrant. The terms of the Series A Preferred Stock, the Warrant and our Common Stock are described under “Description of Series A Preferred Stock,” “Description of Warrant to Purchase Common Stock,” and “Description of Common Stock.”

The Securities Purchase Agreement and the letter agreement are attached as Exhibit 10.1 to our Current Report on Form 8-K filed on December 29, 2008, and incorporated into this prospectus by reference. See “Where You Can Find More Information” and “Incorporation by Reference.”

Summary Consolidated Financial Data

The following tables present our selected consolidated financial data as of or for each of the five years ended December 31, 2011, and as of and for the three months ended March 31, 2012 and 2011. Financial data as of or for each of the five years ended December 31, 2011 is derived from our audited consolidated financial statements. Financial data as of or for the three months ended March 31, 2012 and 2011 is unaudited. However, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. No adjustments were made other than normal recurring entries. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results of operations that may be expected for the entire year.

You should read these tables together with the historical consolidated financial information contained in our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which has been filed with the SEC and is incorporated by reference in this prospectus.

Summary Consolidated Financial Data
Dollars in Thousands Except Per Share Amounts

	At or for the three months ended March 31,		At or for the years ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Summary of Operations
Interest income	$10,362	11,558	45,259	47,680	50,037	56,322	61,732
Interest expense	2,218	3,044	10,946	14,348	17,187	23,526	27,585
Net interest earnings	8,144	8,514	34,313	33,332	32,850	32,796	34,147
Provision for loan losses	2,049	2,950	12,632	16,438	10,535	4,794	2,038
Net interest earnings after provision
for loan losses	6,095	5,564	21,681	16,894	22,315	28,002	32,109
Non-interest income	3,380	3,602	14,513	13,884	11,823	10,495	8,816
Non-interest expense	7,271	7,400	29,572	28,948	29,883	28,893	25,993
Earnings before taxes	2,204	1,766	6,622	1,830	4,255	9,604	14,932
Income taxes	545	405	1,463	(11	1,339	3,213	5,340
Net earnings	1,659	1,361	5,159	1,841	2,916	6,391	9,592
Dividends and accretion of preferred stock	348	348	1,393	1,394	1,246	-	-
Net earnings available to common
shareholders	$1,311	1,013	3,766	447	1,670	6,391	9,592

Selected Period Ending Balances
Assets	$1,053,327	1,072,046	1,067,063	1,067,652	1,048,494	968,762	907,262
Available for sale securities	299,303	271,570	321,388	272,449	195,115	124,916	120,968
Loans, net	641,731	695,756	653,893	710,667	762,643	770,163	713,174
Mortgage loans held for sale	6,256	2,415	5,146	3,814	2,840	-	-
Interest-earning assets	994,267	1,009,447	1,004,131	1,010,983	988,017	921,101	853,878
Deposits	807,799	838,980	827,111	838,712	809,343	721,062	693,639
Interest-bearing liabilities	941,897	957,330	820,452	850,233	826,838	758,334	718,870
Shareholders' equity	$104,406	97,201	103,027	96,858	99,223	101,128	70,102
Shares outstanding*	5,544,160	5,542,703	5,544,160	5,541,413	5,539,056	5,539,056	5,624,234

Selected Average Balances
Assets	$1,059,411	1,068,523	1,074,250	1,078,136	1,016,257	929,799	846,836
Available for sale securities	313,452	268,218	295,413	219,797	161,135	115,853	120,296
Loans	671,580	721,717	697,527	757,532	782,464	747,203	665,379
Interest-earning assets	997,847	1,011,055	1,015,451	999,054	956,680	876,425	801,094
Deposits	814,258	839,968	835,550	840,343	772,075	720,918	659,174
Interest-bearing liabilities	806,297	844,855	836,382	849,870	796,260	740,478	665,727
Shareholders' equity	$105,202	97,592	102,568	101,529	101,162	76,241	70,586
Shares outstanding*	5,544,160	5,541,542	5,542,548	5,539,308	5,539,056	5,588,314	5,700,860

Profitability Ratios
Return on average total assets	0.63%	0.52%	0.48%	0.17%	0.29%	0.69%	1.13%
Return on average shareholders' equity	6.34%	5.66%	5.03%	1.81%	2.88%	8.38%	13.59%
Dividend payout ratio**	29.61%	10.96%	11.78%	100.11%	86.22%	41.93%	24.30%

Liquidity and Capital Ratios (averages)
Loan to deposit	82.48%	85.92%	83.48%	90.15%	101.35%	103.65%	100.94%
Shareholders' equity to total assets	9.93%	9.13%	9.55%	9.42%	9.95%	8.20%	8.34%

Per share of Common Stock*
Basic net income	$0.24	0.18	0.68	0.08	0.30	1.14	1.68
Diluted net income	$0.24	0.18	0.68	0.08	0.30	1.13	1.65
Cash dividends	$0.07	0.02	0.08	0.08	0.26	0.48	0.41
Book value	$14.31	13.02	14.06	12.96	13.39	13.73	12.46

*Shares outstanding and per share computations have been retroactively restated to reflect a 3-for-2 stock split which occurred in the second quarter of 2007.

**As a percentage of net earnings available to common shareholders.

RISK FACTORS

An investment in our securities involves certain risks. You should consider carefully the risks and uncertainties described in, or incorporated by reference in, this prospectus, including the risks described below and under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, and in any other reports that we file with the SEC, along with the other information included or incorporated by reference in this prospectus, in evaluating an investment in our securities. The information included or incorporated by reference in this prospectus may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. For a description of these reports and documents, and information about where you can find them, see the sections entitled “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus.

The risks and uncertainties described in this prospectus and the documents incorporated by reference in this prospectus are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the value of the securities to decline, and you may lose part or all of your investment.

Risks Related to an Investment in the Preferred Shares

The Preferred Shares are equity and are subordinated to all of our existing and future indebtedness; we are highly dependent on dividends and other amounts from our subsidiaries in order to pay dividends on, and redeem at our option subject to prior regulatory approval, the Preferred Shares.  Our receipt of dividends from Peoples Bank and our other subsidiaries is subject to various prohibitions and other restrictions; and the Preferred Shares place no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

The Preferred Shares are equity interests in the Company and do not constitute indebtedness. As such, the Preferred Shares, like our Common Stock, rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of perpetual preferred stock like the Preferred Shares, there is no stated maturity date (although the Preferred Shares are subject to redemption at our option) and dividends are payable only if, when and as authorized and declared by our Board of Directors and depend on, among other factors, the historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs and financing covenants of the Company and its subsidiaries and on applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our Board of Directors deems relevant at the time.

The Preferred Shares are not savings accounts, deposits or other obligations of any depository institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality. Furthermore, the Company is a legal entity that is separate and distinct from its subsidiaries, and its subsidiaries have no obligation, contingent or otherwise, to make any payments in respect of the Preferred Shares or to make funds available therefor. Because the Company is a holding company that maintains only limited cash at that level, its ability to pay dividends on, and redeem at its option subject to prior regulatory approval, the Preferred Shares will be highly dependent upon the receipt of dividends, fees and other amounts from its subsidiaries, and so will be highly dependent upon the historical and projected results of operations, liquidity, cash flows and financial condition of its subsidiaries. In addition, the right of the Company to participate in any distribution of assets of any of its subsidiaries upon their respective liquidation or reorganization will be subject to the prior claims of the creditors (including any depositors) and preferred equity holders of the applicable subsidiary, except to the extent that the Company is a creditor, and is recognized as a creditor, of such subsidiary. Accordingly, the holders of the Preferred Shares will be structurally subordinated to all existing and future obligations and preferred equity of the Company’s subsidiaries.

There are also various legal and regulatory prohibitions and other restrictions on the ability of the Company’s depository institution subsidiary to pay dividends, extend credit or otherwise transfer funds to the Company or affiliates. Such dividend payments are subject to regulatory tests, generally based on current and retained earnings of such subsidiaries and other factors, and, may require regulatory approval in the future. Dividend payments to the Company from its depository institution subsidiary may also be prohibited if such payments would impair the capital of the applicable subsidiary and in certain other cases. In addition, regulatory rules limit the aggregate amount of a depository institution’s loans to, and investments in, any single affiliate in varying thresholds and may prevent the Company from borrowing from its depository institution subsidiary and require any permitted borrowings to be collateralized.

The Company also is subject to various legal and regulatory policies and requirements impacting the Company’s ability to pay dividends on, or redeem, the Preferred Shares. Under the Federal Reserve’s capital regulations, in order to ensure Tier 1 capital treatment for the Preferred Shares, the Company’s redemption of any of the Preferred Shares is subject to prior regulatory approval. The Federal Reserve also may require the Company to consult with it prior to increasing dividends. In addition, as a matter of policy, the Federal Reserve may restrict or prohibit the payment of dividends if (i) the Company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the Company’s prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; (iii) the Company will not meet, or is in danger of not meeting, its minimum regulatory capital ratios; or (iv) the Federal Reserve otherwise determines that the payment of dividends would constitute an unsafe or unsound practice. Recent and future regulatory developments may result in additional restrictions on the Company’s ability to pay dividends.

In addition, the terms of the Preferred Shares do not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Shares or to which the Preferred Shares will be structurally subordinated.

An active trading market for the Preferred Shares may not develop or be maintained.

The Preferred Shares are not currently listed on any securities exchange or available for quotation on any national quotation system and we do not anticipate listing the Preferred Shares. There can be no assurance that an active trading market for the Preferred Shares will develop or, if developed, will be maintained. If an active market is not developed and maintained, the market value and liquidity of the Preferred Shares may be materially and adversely affected.

The Preferred Shares may be junior in rights and preferences to our future preferred stock.

Subject to approval by the holders of at least 66 2/3% of the Preferred Shares then outstanding, voting as a separate class, we may issue preferred stock in the future the terms of which are expressly senior to the Preferred Shares. The terms of any such future preferred stock expressly senior to the Preferred Shares may prohibit or otherwise restrict dividend payments on the Preferred Shares. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Preferred Shares have been paid for the relevant periods, no dividends will be paid on the Preferred Shares, and no Preferred Shares may be repurchased, redeemed, or otherwise acquired by us. In addition, in the event of our liquidation, dissolution or winding-up, the terms of any such senior preferred stock would likely prohibit us from making any payments on the Preferred Shares until all amounts due to holders of such senior preferred stock are paid in full.

Holders of the Preferred Shares have limited voting rights.

Unless and until we are in arrears on our dividend payments on the Preferred Shares for six quarterly periods, whether or not consecutive, the holders of the Preferred Shares will have no voting rights except with respect to certain fundamental changes in the terms of the Preferred Shares and certain other matters and except as may be required by applicable law. If dividends on the Preferred Shares are not paid in full for six quarterly periods, whether or not consecutive, the total number of positions on the Company’s Board of Directors will automatically increase by two and the holders of the Preferred Shares, acting as a class with any other shares of our preferred stock with parity voting rights to the Preferred Shares, will have the right to elect two individuals to serve in the new director positions; provided, that no person may be so elected as a director who would cause the Company to violate any corporate governance requirements of any securities exchange or other trading facility on which its securities may then be listed or traded. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods. See “Description of Preferred Shares-Voting Rights” in this prospectus.

We are subject to extensive regulation, and ownership of the Preferred Shares may have regulatory implications for holders thereof.

We are subject to extensive federal and state banking laws, including the Bank Holding Company Act of 1956, as amended (the “BHCA”), and federal and state banking regulations, that impact the rights and obligations of owners of the Preferred Shares, including, for example, our ability to declare and pay dividends on, and to redeem, the Preferred Shares. Although the Company does not believe the Preferred Shares are considered “voting securities” currently, if they were to become voting securities for the purposes of the BHCA, whether because the Company has missed six dividend payments and holders of the Preferred Shares have the right to elect directors as a result, or for other reasons, a holder of 25% or more of the Preferred Shares, or a holder of a lesser percentage of our Preferred Shares that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition, if the Preferred Shares become “voting securities,” then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Preferred Shares, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Preferred Shares. A holder or group of holders may also be deemed to control us if they own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the Preferred Shares should consult their own counsel with regard to regulatory implications.

Our compensation expense may increase substantially after Treasury’s sale of the Preferred Shares.

As a result of our participation in the CPP, among other things, we are subject to Treasury’s current standards for executive compensation and corporate governance for the period during which Treasury holds our Preferred Shares. These standards were most recently set forth in the Interim Final Rule on TARP Standards for Compensation and Corporate Governance, published June 15, 2009. If Treasury no longer owns any of the Preferred Shares, these executive compensation and corporate governance standards will no longer be applicable and our compensation expense for our executive officers and other senior employees may increase substantially.

If we redeem the Preferred Shares, you may be unable to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return.

We have the right to redeem the Preferred Shares, in whole or in part, at our option at any time, subject to prior regulatory approval. If prevailing interest rates are relatively low if or when we choose to redeem the Preferred Shares and receive regulatory approval to do so, you generally will not be able to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return. Furthermore, if we redeem the Preferred Shares in part, the liquidity of the outstanding Preferred Shares may be more limited.

If we do not redeem the Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially and could have a material adverse effect on our liquidity and cash flows.

We have the right to redeem the Preferred Shares, in whole or in part, at our option at any time subject to prior regulatory approval. If we do not redeem the Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially on and after such date, with the dividend rate increasing from 5.0% per annum to 9.0% per annum, which could have a material adverse effect on our liquidity, cash flows, financial condition and results of operations. See “Description of Preferred Shares-Redemptions and Repurchases” in this prospectus. Any redemption by us of the Preferred Shares would require prior regulatory approval from the Federal Reserve.

Treasury is a federal agency and your ability to bring a claim against Treasury under the federal securities laws in connection with a purchase of Preferred Shares may be limited.

The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act (the “FTCA”), provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. At least one federal court, in a case involving a federal agency, has held that the United States may assert its sovereign immunity to claims brought under the federal securities laws. In addition, Treasury and its officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. The underwriters are not claiming to be agents of Treasury in this offering. Accordingly, any attempt to assert such a claim against the officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus, the registration statement of which this prospectus or the documents incorporated by reference in this prospectus are a part or resulting from any other act or omission in connection with the offering of the Preferred Shares by Treasury would likely be barred.

USE OF PROCEEDS

All securities sold pursuant to this prospectus will be sold by the selling securityholders and we will not receive the proceeds from such sales.

DESCRIPTION OF PREFERRED SHARES

This section summarizes specific terms and provisions of the Preferred Shares that may be resold by the selling securityholders. The description of the Preferred Shares contained in this section is qualified in its entirety by the actual terms of the Preferred Shares, as are stated in the designation of preferences, limitations and relative rights of Fixed Rate Cumulative Perpetual Preferred Stock, Series A attached to the Articles of Amendment of the Company filed with the North Carolina Secretary of State on December 19,  2008, a copy of which was attached as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on December 29, 2008, and incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus.

General

The Preferred Shares constitute a series of our perpetual, cumulative, preferred stock, consisting of 25,054 shares, no par value. The Preferred Shares have a liquidation preference amount of $1,000 per share. The Preferred Shares have no maturity date. We issued the Preferred Shares to Treasury on December 23, 2008 for an aggregate purchase price of $25,054,000. The Preferred Shares were issued in connection with the CPP in a private placement exempt from the registration requirements of the Securities Act. The Preferred Shares qualify as Tier 1 capital for regulatory purposes.

Dividends

Rate. Dividends on the Preferred Shares are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., 5% per annum from December 23, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our Board of Directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Preferred Shares) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Preferred Shares are cumulative. If for any reason our Board of Directors does not declare a dividend on the Preferred Shares for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Preferred Shares any dividend in excess of the dividends on the Preferred Shares that are payable as described above. There is no sinking fund with respect to dividends on the Preferred Shares.

Priority of Dividends. So long as the Preferred Shares remain outstanding, we may not declare or pay a dividend or other distribution on our Common Stock or any other shares of Junior Stock (other than dividends payable solely in Common Stock) or Parity Stock (other than dividends paid on a pro rata basis with the Preferred Shares), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of Common Stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Preferred Shares for all past dividend periods are paid in full.

“Junior Stock” means our Common Stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Preferred Shares as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company. We currently have no outstanding class or series of stock constituting Junior Stock other than our Common Stock.

“Parity Stock” means any class or series of our stock, other than the Preferred Shares, the terms of which do not expressly provide that such class or series will rank senior or junior to the Preferred Shares as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of the Preferred Shares will be entitled to receive for each Preferred Share, out of the assets of the Company or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our Common Stock and any other class or series of our stock ranking junior to the Preferred Shares, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per Preferred Share and (ii) the amount of any accrued and unpaid dividends on the Preferred Share (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Preferred Shares and the holders of any other class or series of our stock ranking equally with the Preferred Shares, the holders of the Preferred Shares and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Preferred Shares, neither a merger nor a consolidation of the Company with another entity, including a merger or consolidation in which the holders of Preferred Shares receive cash, securities or other property for their shares, nor a sale, lease or exchange of all or substantially all of the Company’s assets will constitute a liquidation, dissolution or winding up of the affairs of the Company.

Redemptions and Repurchases; Sinking Fund

We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed Preferred Shares on the dividend record date.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Preferred Shares by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Preferred Shares must state: (i) the redemption date; (ii) the number of Preferred Shares to be redeemed and, if less than all the Preferred Shares held by such holder are to be redeemed, the number of such Preferred Shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Preferred Shares, the Preferred Shares to be redeemed will be selected either pro rata or in such other manner as our Board of Directors determines to be fair and equitable.

The Securities Purchase Agreement between us and Treasury provides that so long as Treasury continues to own any Preferred Shares, we may not repurchase any Preferred Shares from any other holder of such Preferred Shares unless we offer to repurchase a ratable portion of the Preferred Shares then held by Treasury on the same terms and conditions.

Preferred Shares that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Preferred Shares.

The Preferred Shares are not  subject to any mandatory redemption, sinking fund or other similar provisions. Holders of the Preferred Shares have no right to require redemption or repurchase of any shares of Designated Preferred Stock.

No Conversion Rights

Holders of the Preferred Shares have no right to exchange or convert their shares into Common Stock or any other securities.

Voting Rights

The holders of the Preferred Shares do not have voting rights other than those described below, except to the extent specifically required by North Carolina law.

Whenever dividends have not been paid on the Preferred Shares for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of the Company will automatically increase by two and the holders of the Preferred Shares will have the right, with the holders of shares of any other classes or series of Voting Parity Stock (as defined below) outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends (including dividends accumulated on any unpaid dividends) for all past dividend periods on all outstanding Preferred Shares have been paid in full at which time this right will terminate with respect to the Preferred Shares, subject to revesting in the event of each and every subsequent default by the Company in the payment of dividends on the Preferred Shares.

No person may be elected as a Preferred Director who would cause the Company to violate any corporate governance requirements of any securities exchange or other trading facility on which its securities may then be listed or traded. Upon any termination of the right of the holders of the Preferred Shares and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Preferred Shares and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding Preferred Shares voting separately as a class, together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Preferred Shares are entitled to vote, any series of Parity Stock (as defined under “-Dividends-Priority of Dividends” above) upon which voting rights similar to those of the Preferred Shares have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

Although the Company does not believe the Preferred Shares are considered “voting securities” currently, if they were to become voting securities for the purposes of the BHCA, whether because the Company has missed six dividend payments and holders of the Preferred Shares have the right to elect directors as a result, or for other reasons, a holder of 25% of more of the Preferred Shares, or a holder of a lesser percentage of our Preferred Shares that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition, if the Preferred Shares become “voting securities,” then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Preferred Shares, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Preferred Shares. A holder or group of holders may also be deemed to control us if they own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the Preferred Shares should consult their own counsel with regard to regulatory implications.

In addition, the BHCA and federal banking regulations require prior Federal Reserve approval before an investor acquires control of a bank holding company. A holder or group of holders will be deemed to control the Company if it owns or controls 25% or more of a class of outstanding shares of our “voting stock,” controls in any manner the election of a majority of our Board of Directors, or otherwise exercises a “controlling influence” over us. A holder or group of holders may also be deemed to control the Company if they own one-third or more of its total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Any holder that controls the Company and is a “company” under the BHCA may be subject to ongoing regulation and supervision as a bank holding company in accordance with the BHCA.

In addition to any other vote or consent required by North Carolina law or by our Articles of Incorporation, the vote or consent of the holders of at least 66-2/3% of the outstanding Preferred Shares, voting as a separate class, is required in order to do the following:

●
amend or alter our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Preferred Shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company; or

●	amend, alter or repeal any provision of our Articles of Incorporation in a manner that adversely affects the rights, preferences, privileges or voting powers of the Preferred Shares; or
●
consummate a binding share exchange or reclassification involving the Preferred Shares or a merger or consolidation of the Company with another entity, unless (i) the Preferred Shares remain outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the Preferred Shares remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Preferred Shares immediately prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, including authorized Preferred Shares necessary to satisfy preemptive or similar rights granted by us to other persons prior to December 23, 2008, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Preferred Shares with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Preferred Shares and will not require the vote or consent of the holders of the Preferred Shares.

To the extent holders of the Preferred Shares are entitled to vote, holders of Preferred Shares will be entitled to one vote for each Preferred Share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Preferred Shares would otherwise be required, all outstanding Preferred Shares have been redeemed by the Company or called for redemption upon proper notice and sufficient funds have been set aside by the Company for the benefit of the holders of Preferred Shares to effect the redemption.

DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK

This section summarizes specific terms and provisions of the Warrant that may be resold by the selling securityholders. The description of the Warrant contained in this section is qualified in its entirety by the actual terms of the Warrant, a copy of which was attached as Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on December 29, 2008, and incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus.

Shares of Common Stock Subject to the Warrant

The Warrant is exercisable for 357,234 shares of our Common Stock. We did not complete any qualified equity offerings on or prior to December 31, 2009 that would have reduced the number of shares of Common Stock for which the Warrant was exercisable. The number of shares subject to the Warrant are subject to the further adjustments described below under the heading “-Adjustments to the Warrant.”

Exercise of the Warrant

The initial exercise price applicable to the Warrant is $10.52 per share of Common Stock for which the Warrant may be exercised. The Warrant may be exercised at any time on or before December 23, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of Common Stock for which the Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of shares of Common Stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our Common Stock on the trading day on which the Warrant is exercised or, if agreed to by us and the Warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Warrant is subject to the further adjustments described below under the heading “-Adjustments to the Warrant.”

The Warrant may be partially exercised. The holder of the Warrant is entitled to receive, within three business days of partial exercise, a new substantially identical Warrant for the unexercised shares.

Upon exercise of the Warrant, certificates for the shares of Common Stock issuable upon exercise will be issued to the Warrantholder. We will not issue fractional shares upon any exercise of the Warrant. Instead, the

Warrantholder will be entitled to a cash payment equal to the market price of our Common Stock on the last day preceding the exercise of the Warrant (less the pro-rated exercise price of the Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Warrant. We will at all times reserve the aggregate number of shares of our Common Stock for which the Warrant may be exercised.

Rights as a Shareholder

The Warrantholder shall have no rights or privileges that the holders of our Common Stock have, including any voting rights, until the Warrant has been exercised, and then only with respect to shares of Common Stock issued in connection with such exercise.

Transferability

The Warrant, and all rights under the Warrant, are transferable, in whole or part.

Voting of Warrant Shares

Treasury has agreed that it will not vote any of the shares of Common Stock that it acquires upon exercise of the Warrant. This does not apply to any other person who acquires any portion of the Warrant, or the shares of Common Stock underlying the Warrant, from Treasury.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our Common Stock, subdivide, combine or reclassify outstanding shares of our Common Stock.

Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, dividends paid in our Common Stock and other dividends or distributions in connection with stock splits, subdivisions, reclassifications and combinations covered in the preceding paragraph, the exercise price of the Warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of Common Stock both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted to reflect such a repurchase.

Business Combinations. In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the Warrantholder’s right to receive shares of our Common Stock upon exercise of the Warrant will be converted into the right to exercise the Warrant for the consideration that would have been payable to the Warrantholder with respect to the shares of Common Stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction. For purposes of the provision described in the preceding sentence, if the holders of our Common Stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the Warrantholder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the Common Stock who affirmatively make an election.

Board Determination. The exercise price of the Warrant and the number of shares underlying the Warrant would adjust upon a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the Warrantholders.

DESCRIPTION OF COMMON STOCK

This section summarizes specific terms and provisions of our Common Stock that may be resold by the selling securityholders upon exercise of the Warrant. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the North Carolina Business Corporation

Act (“NCBCA”), federal law, our articles of incorporation, as amended (“Articles of Incorporation”) and our Bylaws. Our articles of incorporation and the two articles of amendment have been filed with the SEC as Exhibit (3)(i) to the Form 8-A filed on September 2, 1999, Exhibit (3)(1) to the Current Report on Form 8-K filed on December 29, 2008, and Exhibit (3)(2) to the Annual Report on Form 10-K filed on March 25, 2010, respectively, and are incorporated by reference into this prospectus. Our Amended and Restated Bylaws have been filed with the SEC as Exhibit (3)(ii) to our Annual Report on Form 10-K filed on March 25, 2010, and is incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus.

General

Our Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock, no par value per share. As of May 8, 2012, there were 5,544,160 shares of Common Stock issued and outstanding, held of record by approximately 718 stockholders. In addition, as of May 8, 2012, 330,486 shares of our Common Stock are reserved for issuance upon exercise of stock options issued pursuant to our stock compensation plans and grants of restricted stock, and 357,234 shares of our Common Stock are reserved for issuance upon exercise of the Warrant. Our Common Stock is listed for quotation on the NASDAQ Global Market under the symbol “PEBK.” Outstanding shares of our Common Stock are validly issued, fully paid and non-assessable. Each share of our Common Stock has the same relative rights and is identical in all respects to each other share of our Common Stock.

Pre-emptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

Our Common Stock has no preemptive rights, redemption rights, conversion rights, sinking fund or redemption provisions.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Stockholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast. Each director is elected to a term ending as of the next succeeding annual meeting or until his or her earlier death, resignation, retirement, removal or disqualification.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all the Company’s assets remaining after payment of liabilities, including but not limited to our outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred shares. Because the Company is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of the subsidiary’s creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

Dividend Rights

Holders of our Common Stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of legally available funds. The ability of our Board of Directors to declare and pay dividends on our Common Stock is subject to the terms of applicable North Carolina law, banking regulations and the terms of our participation in the CPP. The Company’s principal source of income is dividends that are declared and paid by Peoples Bank, on its capital stock. Therefore, the ability of the Company to pay dividends is dependent upon the receipt of dividends from Peoples Bank. North Carolina commercial banks, such as Peoples Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Peoples Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as Peoples Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, we may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures. The declaration and payment of future dividends to holders of our Common Stock will also depend upon our earnings and financial condition, the capital requirements of our subsidiaries, regulatory conditions and other factors as our Board of Directors may deem relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

CERTAIN RESTRICTIONS HAVING POTENTIAL ANTI-TAKEOVER EFFECT

Acquisitions of the Company and acquisitions of our capital stock are restricted by certain provisions in our Articles of Incorporation and Bylaws, and by various federal and state laws and regulations. The following description of certain of those provisions is necessarily general and reference should be made in each instance to our Articles of Incorporation and Bylaws, copies of which have been filed with the SEC, or the applicable federal and state laws and regulations. See “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus.

Board of Directors

Our Articles of Incorporation and Bylaws provide that the number of directors shall not be less than five nor more than 15. The number of directors currently is ten, but such number may be changed by resolution of our Board of Directors. These provisions have the effect of enabling our Board of Directors to elect directors friendly to management in the event of a non-negotiated takeover attempt and may make it more difficult for a person seeking to acquire control of the Company to gain majority representation on our Board of Directors in a relatively short period of time.

Cumulative Voting

Our Articles of Incorporation do not provide for cumulative voting for any purpose. Cumulative voting in election of directors entitles a shareholder to cast a total number of votes equal to the number of directors to be elected multiplied by the number of his or her shares and to distribute that number of votes among such number of nominees as the shareholder chooses. The absence of cumulative voting for directors limits the ability of a minority shareholder to elect directors. Because the holder of less than a majority of our shares cannot be assured representation on our Board of Directors, the absence of cumulative voting may discourage accumulations of our shares or proxy contests that would result in changes in our management.

Special Meetings

Our Bylaws provide that special meetings of shareholders may be called by the Chairman of the Board, the Chief Executive Officer, the President, or by our Board of Directors. If a special meeting is not called by such persons or entities, shareholder proposals cannot be presented to the shareholders for action until the next annual meeting.

Preemptive Rights

Our Articles of Incorporation do not provide for preemptive rights with respect to any shares which may be issued by the Company.

Capital Stock

Our Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock and 5,000,000 shares of preferred stock. This  provides our Board of Directors with flexibility to issue additional shares, without further shareholder approval except as expressly required by applicable stock exchange listing standards, for proper corporate purposes, including financings, acquisitions, stock dividends, stock splits, employee stock options and other appropriate purposes. However, issuance of additional authorized shares may also have the effect of impeding or deterring future attempts to gain control of the Company. Subject to certain restrictions established to protect the holders of the Preferred Shares, our Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, dividend rights, and liquidation preferences, which could adversely affect the voting power of the holders of the Common Stock and discourage an attempt to acquire control of the Company. Our Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue preferred stock to persons friendly to management or otherwise in order to impede attempts by third parties to acquire voting control of the Company and to impede other transactions not favored by management.

Director Nominations

Our Bylaws require a shareholder who intends to nominate a candidate for election to our Board of Directors at a shareholders’ meeting to give written notice to our Secretary at least 30 days (but not more than 50 days) in advance of the date of the meeting at which such nomination will be made. The nomination notice is also required to include specified information concerning the nominee and the proposing shareholder.

Supermajority Voting Provisions

Our Articles of Incorporation require the affirmative vote of 75% of the outstanding shares entitled to vote to approve a merger, consolidation, or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least 75% of the members of the Continuing Directors (as defined in our Articles of Incorporation) of our Board of Directors. “Continuing Directors” generally includes all members of our Board of Directors who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which becomes a beneficial owner of 10% or more of the voting shares of the Company after the date of incorporation. This provision could tend to make the acquisition of the Company more difficult to accomplish without the cooperation or favorable recommendation of our Board of Directors. When evaluating such business combinations, our Board of Directors will consider (i) the social and economic effects of acceptance of such an offer on our depositors, borrowers, other customers, employees, and creditors and our subsidiaries, and on the communities in which we and our subsidiaries operate or are located; (ii) our ability, and the ability of our subsidiaries, to fulfill the objectives of a bank and/or bank holding company, as applicable, and of commercial banking entities, as applicable, under applicable federal and state statutes and regulations; (iii) the business and financial condition and prospects and earnings prospects of the person or group proposing the combination, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the combination, and other likely financial obligations of such person or group, and the possible effect of such conditions and prospects upon the Company and our subsidiaries and the communities in which the Company and our subsidiaries are located; (iv) the competence, experience, and integrity of the person or group proposing the combination and its or their management; and (v) the prospects for successful conclusion of the proposed combination.

Change in Control Regulations

Federal law requires the approval of the Federal Reserve prior to any person or entity, or any persons or entities acting in concert, acquiring 10% or more of our common stock, and prior to certain other actions that are deemed pursuant to regulations of the Federal Reserve to constitute control. In addition, North Carolina law requires the approval of the Commissioner prior to acquiring control of a North Carolina bank.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices or at prices determined by auction or by other methods.  Among other transactions, these sales may be effected in transactions, which may involve crosses or block transactions, by one or more of the following methods:

•
     on any national securities exchange or quotation service on which the Series A Preferred Stock or the Common Stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Global Market in the case of our Common Stock,

•	in the over-the-counter market,
•	in transactions otherwise than on these exchanges or services or in the over-the-counter market, or
•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Stock issuable upon exercise of the Warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the Common Stock issuable upon exercise of the Warrant and deliver Common Stock to close out short positions, or loan or pledge the Series A Preferred Stock or the Common Stock issuable upon exercise of the Warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NASDAQ Global Market pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Neither the Series A Preferred Stock nor the Warrant is listed on an exchange. Unless requested by the Treasury, we do not intend to list the Series A Preferred Stock on any exchange. We do not intend to list the Warrant on any exchange. No assurance can be given as to the liquidity of the trading market, if any, for the Series A Preferred Stock.

We have agreed to indemnify the selling securityholders under this prospectus against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

SELLING SECURITYHOLDER

On December 23, 2008, we issued the securities covered by this prospectus to the Treasury, which is the selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The Treasury, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are:

•	25,054 shares of Series A Preferred Stock, representing beneficial ownership of 100% of the shares of Series A Preferred Stock outstanding on the date of this prospectus,
•	a Warrant to purchase 357,234 shares of our Common Stock, representing beneficial ownership of approximately ___% of our outstanding Common Stock as of ___, 2012; and
•	357,234 shares of our Common Stock issuable upon exercise of the Warrant, which shares, if issued, would represent ownership of approximately ___% of our outstanding Common Stock as of _____, 2012.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the Treasury has sole voting and investment power with respect to the securities.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition and holding of the securities, the Treasury has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

EXPERTS

Our consolidated balance sheets as of December 31, 2011 and December 31, 2010 and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011 appearing in our Annual Report on Form 10-K for the year ended December 31, 2011 have been incorporated by reference herein in reliance upon the report of Porter Keadle Moore, LLC, independent registered public accounting firm and upon the authority of that firm as experts in accounting and auditing.

25,054 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A

Liquidation Preference Amount $1,000 Per Share

357,234 Shares of Common Stock and a Warrant to Purchase such Shares

___________________

PROSPECTUS

_________________

The date of this prospectus is [___], 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant in connection with this offering. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$3,301.88
Printing costs	5,000.00
Legal fees and expenses	70,000.00
Accounting fees and expenses	5,000.00
Miscellaneous	5,000.00

Total	$88,301.88

Item 14.	Indemnification of Directors and Officers.

The Registrant’s Articles of Incorporation, as amended, provide that to the fullest extent permitted by the North Carolina Business Corporation Act (“NCBCA”), no person who serves as a director shall be personally liable to it or any of its stockholders or otherwise for monetary damages for breach of any duty as director. The Registrant’s Bylaws state that any person who at any time serves or has served as a director, officer, employee or agent of the Registrant, or who, while serving as a director, officer, employee or agent of the Registrant, serves or has served at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Registrant to the full extent permitted by law against liability and litigation expense arising out of such status or activities in such capacity. Liability and litigation expense is defined in the Bylaws as including costs and expenses of litigation (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement which are actually and reasonably incurred in connection with or as a consequence of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals.

Litigation expense, as described above, may be paid by the Registrant in advance of the final disposition or termination of such matter, if the Registrant receives an undertaking, dated, in writing and signed by the person to be indemnified, to repay all such sums unless such person is ultimately determined to be entitled to be indemnified by the Registrant as provided in the Registrant’s Bylaws.

Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a present or former director against liability if (i) the director conducted himself in good faith, (ii) the director reasonably believed (x) that the director’s conduct in the director’s official capacity with the corporation was in its best interests and (y) in all other cases the director’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe the director’s conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to the director. The above standard of conduct is determined by the Board of Directors, or a committee or special legal counsel or the stockholders as prescribed in Section 55-8-55.

Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which the director or officer was a party against reasonable expenses when the director or officer is wholly successful in the director’s or officer’s defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the director or officer is adjudged fairly and reasonably so entitled under Section 55-8-54.

In addition, Section 55-8-57 permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals. The Registrant has purchased a directors’ and officers’ liability insurance policy which will, subject to certain limitations, insure the Registrant’s directors and officers against damages they might become legally obligated to pay as a result of any negligent act, error or omission committed by directors of officers while acting in their capacity as such.

The foregoing is only a general summary of certain aspects of North Carolina law dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the relevant statutes, which contain detailed specific provisions regarding the circumstances under which, and the person for whose benefit, indemnification shall or may be made.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit 3.1	Articles of Incorporation of the Registrant, incorporated by reference to Exhibit (3)(i) to the Form 8-A filed with the Securities and Exchange Commission on September 2, 1999
Exhibit 3.2
Articles of Amendment dated December 19, 2008, regarding the Series A Preferred Stock, incorporated by reference to Exhibit (3)(1) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008

Exhibit 3.3	Articles of Amendment dated February 26, 2010, incorporated by reference to Exhibit (3)(2) to the Form 10-K filed with the Securities and Exchange Commission on March 25, 2010
Exhibit 3.4	Amended and Restated Bylaws of the Registrant incorporated by reference to Exhibit (3)(ii) to the Form 10-K filed with the Securities and Exchange Commission on March 25, 2010
Exhibit 4.1	Specimen Stock Certificate, incorporated by reference to Exhibit (4) to the Form 8-A filed with the Securities and Exchange Commission on September 2, 1999
Exhibit 4.2	Form of Certificate for the Series A Preferred Stock, incorporated by reference to Exhibit (4)(1) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008
Exhibit 4.3
Warrant dated December 23, 2008, for the purchase of shares of Common Stock, incorporated by reference to Exhibit (4)(2) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008

Exhibit 5	Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
Exhibit 10.1	Employment Agreement between Peoples Bank and Tony W. Wolfe incorporated by reference to Exhibit (10)(a) to the Form 10-K filed with the Securities and Exchange Commission on March 30, 2000 *
Exhibit 10.2	Employment Agreement between Peoples Bank and Joseph F. Beaman, Jr. incorporated by reference to Exhibit (10)(b) to the Form 10-K filed with the Securities and Exchange Commission on March 30, 2000 *
Exhibit 10.3	Employment Agreement between Peoples Bank and William D. Cable incorporated by reference to Exhibit (10)(d) to the Form 10-K filed with the Securities and Exchange Commission on March 30, 2000 *

Exhibit 10.4	Employment Agreement between Peoples Bank and Lance A. Sellers incorporated by reference to Exhibit (10)(e) to the Form 10-K filed with the Securities and Exchange Commission on March 30, 2000 *
Exhibit 10.5	Employment Agreement between Peoples Bank and A. Joseph Lampron, incorporated by reference to Exhibit (10)(g) to the Form 10-K filed with the Securities and Exchange Commission on March 28, 2002 *
Exhibit 10.6
Letter Agreement dated December 23, 2008 between the Registrant and the United States Department of the Treasury, incorporated by reference to Exhibit (10)(1) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008

Exhibit 10.7
Employment Letter Agreement dated December 23, 2008 between the Registrant and Tony W. Wolfe, incorporated by reference to Exhibit (10)(a)(i) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.8
Amendment to Employment Agreement between Peoples Bank and Tony W. Wolfe dated December 18, 2008, incorporated by reference to Exhibit (10)(a)(ii) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.9
Amended and Restated Executive Salary Continuation Agreement between Peoples Bank and Tony W. Wolfe dated December 18, 2008, incorporated by reference to Exhibit (10)(a)(iii) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.10
Employment Letter Agreement dated December 23, 2008 between the Registrant and Joseph F. Beaman, Jr., incorporated by reference to Exhibit (10(b)(i) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.11
Amendment to Employment Agreement between Peoples Bank and Joseph F. Beaman, Jr. dated December 18, 2008, incorporated by reference to Exhibit (10)(b)(ii) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.12
Amendment to Employment Agreement between Peoples Bank and Lance A. Sellers dated December 18, 2008, incorporated by reference to Exhibit (10)(d)(ii) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.13
Amended and Restated Executive Salary Continuation Agreement between Peoples Bank and Lance A. Sellers dated December 18, 2008, incorporated by reference to Exhibit (10)(d)(iii) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.14
Peoples Bancorp of North Carolina, Inc. Omnibus Stock Ownership and Long Term Incentive Plan incorporated by reference to Exhibit (10)(f) to the Form 10-K filed with the Securities and Exchange Commission on March 30, 2000*

Exhibit 10.15
Amendment No. 1 to the Peoples Bancorp of North Carolina, Inc. Omnibus Stock Ownership and Long Term Incentive Plan incorporated by reference to Exhibit (10)(e)(i) to the Form 10-K filed with the Securities and Exchange Commission on March 15, 2007*

Exhibit 10.16
Employment Letter Agreement dated December 23, 2008 between the Registrant and A. Joseph Lampron, Jr., incorporated by reference to Exhibit (10(f)(i) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.17
Amendment to Employment Agreement between Peoples Bank and A. Joseph Lampron, Jr. dated March 18, 2010 incorporated by reference to Exhibit (10)(f)(ii) to the Form 10-K filed with the Securities  and Exchange Commission on March 25, 2010*

Exhibit 10.18
Amended and Restated Executive Salary Continuation Agreement between Peoples Bank and A. Joseph Lampron, Jr. dated December 18, 2008, incorporated by reference to Exhibit (10)(f)(iii) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.19	Peoples Bank Directors’ and Officers’ Deferral Plan, incorporated by reference to Exhibit (10)(h) to the Form 10-K filed with the Securities and Exchange Commission on March 28, 2002*
Exhibit 10.20
Rabbi Trust for the Peoples Bank Directors’ and Officers’ Deferral Plan, incorporated by reference to Exhibit (10)(i) to the Form 10-K filed with the Securities and Exchange Commission on March 28, 2002*

Exhibit 10.21
Description of Service Recognition Program maintained by Peoples Bank, incorporated by reference to Exhibit (10)(i) to the Form 10-K filed with the Securities and Exchange Commission on March 27, 2003*

Exhibit 10.22
Capital Securities Purchase Agreement dated as of June 26, 2006, by and among the Registrant, PEBK Capital Trust II and Bear, Stearns Securities Corp., incorporated by reference to Exhibit (10)(j) to the Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006

Exhibit 10.23
Amended and Restated Trust Agreement of PEBK Capital Trust II, dated as of June 28, 2006, incorporated by reference to Exhibit (10)(k) to the Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006

Exhibit 10.24	Guarantee Agreement of the Registrant dated as of June 28, 2006, incorporated by reference to Exhibit (10)(l) to the Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006
Exhibit 10.25
Indenture, dated as of June 28, 2006, by and between the Registrant and LaSalle Bank National Association, as Trustee, relating to Junior Subordinated Debt Securities Due September 15, 2036, incorporated by reference to Exhibit (10)(m) to the Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006

Exhibit 10.26
Form of Amended and Restated Director Supplemental Retirement Agreement between Peoples Bank and Directors Robert C. Abernethy, James S. Abernethy, Douglas S. Howard, John W. Lineberger, Jr., Gary E. Matthews, Dr. Billy L. Price, Jr., Larry E. Robinson, W. Gregory Terry, Dan Ray Timmerman, Sr. and Benjamin I. Zachary, incorporated by reference to Exhibit (10)(n) to the Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*

Exhibit 10.27	2009 Omnibus Stock Ownership and Long Term Incentive Plan incorporated by reference to Exhibit (10)(o) to the Form 10-K filed with the Securities and Exchange Commission on March 20, 2009*
Exhibit 11	Statement regarding computation of per share earnings incorporated by reference to Exhibit (11) to the Form 10-K filed with the Securities and Exchange Commission on March 27, 2012
Exhibit 12	Statement regarding computation of ratios incorporated by reference to Exhibit (12) to the Form 10-K filed with the Securities and Exchange Commission on March 27, 2012

Exhibit 13	2011 Annual Report of Peoples Bancorp of North Carolina, Inc. incorporated by reference to Exhibit (13) to the Form 10-K filed with the Securities and Exchange Commission on March 27, 2012
Exhibit 21	Subsidiaries of the Registrant
Exhibit 23.1	Consent of Porter Keadle Moore, LLC
Exhibit 23.2	Consent of Brooks, Pierce, Pierce, McLendon, Humphrey & Leonard, L.L.P. (contained in the its opinion filed as Exhibit 5)
Exhibit 24	Power of Attorney (contained in the signature page of the registration statement)
______________
* Management contract or compensatory plan or arrangement.

Item 17.	Undertakings.

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

	(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

	(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

	(i)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

	(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

	(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

	(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

	(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

	(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, State of North Carolina, on the 11th day of May, 2012.

PEOPLES BANCORP OF NORTH CAROLINA, INC.

Date: May 11, 2012	By:	/s/ Tony W. Wolfe
Tony W. Wolfe
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tony W. Wolfe and A. Joseph Lampron, Jr., and each of them severally as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that these attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tony W. Wolfe	President and Chief Executive Officer	May 11, 2012
Tony W. Wolfe	(Principal Executive Officer)

/s/ James S. Abernethy	Director	May 11, 2012
James S. Abernethy

/s/ Robert C. Abernethy	Chairman of the Board and Director	May 11, 2012
Robert C. Abernethy

/s/ Douglas S. Howard	Director	May 11, 2012
Douglas S. Howard

/s/ A. Joseph Lampron, Jr.	Executive Vice President and Chief	May 11, 2012
A. Joseph Lampron, Jr.	Financial Officer (Principal Financial
and Principal Accounting Officer)

/s/ John W. Lineberger, Jr.	Director	May 11, 2012
John W. Lineberger, Jr.

/s/ Gary E. Matthews	Director	May 11, 2012
Gary E. Matthews

/s/ Billy L. Price, Jr., M.D.	Director	May 11, 2012
Billy L. Price, Jr., M.D.

/s/ Larry E. Robinson	Director	May 11, 2012
Larry E. Robinson

/s/ William Gregory Terry	Director	May 11, 2012
William Gregory Terry

/s/ Dan Ray Timmerman, Sr.	Director	May 11, 2012
Dan Ray Timmerman, Sr.

/s/ Benjamin I. Zachary	Director	May 11, 2012
Benjamin I. Zachary

Exhibit Index

Exhibit 5	Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

Exhibit 23.1	Consent of Porter, Keadle Moore LLC

Exhibit 23.2	Consent of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. (contained in the opinion filed as Exhibit 5)

Exhibit 24	Power of Attorney (contained in the signature page of the registration statement)